UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
Alamo Energy Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
393060-10-8
(CUSIP Number)
Allan Millmaker
10497 Town and Country Way, Suite 310, Houston, Texas 77024
(832) 436-1832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393060-10-8

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Allan Millmaker

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization United Kingdom

Number of	7. U	Sole Voting Power 233,334
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 233,334
Reporting
Person	10.	Shared Dispositive Power 0
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,334

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 14.38%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Alamo Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10497 Town and Country Way, Suite 310, Houston, Texas 77024.

Item 2.  Identity and Background

(a)	Name:	Allan Millmaker
(b)	Business Address:	10497 Town and Country Way, Suite 310, Houston, Texas 77024
(c)	Present Principal Occupation:	President, Chief Executive Officer of the Issuer.
(d)	Disclosure of Criminal Proceedings:	Mr. Millmaker has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Millmaker has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Millmaker is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Millmaker used his personal funds in the amount of $500 to purchase an aggregate of 233,334 shares of the Issuer’s common stock.

Item 4.  Purpose of Transaction

On November 18, 2009, Mr. Millmaker concluded a share purchase transaction to acquire 233,334 shares of the Issuer’s common stock in conjunction with a change of control transaction.  The purchase agreement was with Sandy McDougall, the Issuer’s former sole officer and director, whereby Mr. Millmaker agreed to purchase 233,334 shares of Mr. McDougall’s shares of common stock for an aggregate consideration of $500, or $0.0021 per share.  On November 18, 2009, Mr. Millmaker was appointed as the Issuer’s chief executive officer, president and as one of its directors.

Item 5.  Interest in Securities of the Issuer

Mr. Millmaker beneficially owns a total of 233,334 shares of the Issuer’s common stock as follows:

(a)         Mr. Millmaker directly and personally owns 233,334 shares of the Issuer’s common stock which comprises 14.38% of the Issuer’s total issued and outstanding shares.

(b)         Mr. Millmaker has sole voting and dispositive power as to the 233,334 shares he owns directly.

(c)         On November 18, 2009, Mr. Millmaker directly acquired 233,334 shares of the Issuer’s shares by concluding a share purchase transaction to acquire 233,334 shares of the Issuer’s common stock in conjunction with a change of control transaction.  The purchase agreement was with Sandy McDougall, the Issuer’s former sole officer and director, whereby Mr. Millmaker agreed to purchase 233,334 shares of Mr. McDougall’s shares of common stock for an aggregate consideration of $500, or $0.0021 per share.  On November 18, 2009, Mr. Millmaker was appointed as the Issuer’s chief executive officer, president and as one of its directors.

(d)         Not Applicable.

(e)         Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about November 24, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2009

Date

/s/ Allan Millmaker
Allan Millmaker

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)